                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

              NORTH AMERICAN GAMING AND ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  656863 10 7
--------------------------------------------------------------------------------
                                (CUSIP Number)

        E.H. Hawes, II, 13150 Coit Road, Suite 1100, Dallas, Texas 75240
       With a copy to: Mike Parsons, Esq., Glast, Phillips & Murray, P.C.
         13355 Noel Road, 2200 One Galleria Tower, Dallas, Texas  74240

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 5, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Settlement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
CUSIP NO.  656863 10 7                                    Page 2 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          International Tours, Inc.        ID #73-1320523
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Oklahoma
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           15,886,960
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           15,886,960
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                15,886,960

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               63.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              CO
------------------------------------------------------------------------------

                                   SCHEDULE 13D
CUSIP NO.  656863 10 7                                    Page 3 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          I.T. Financial Corporation    ID #48-0769428
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Oklahoma
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           235,660
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           235,660
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                235,660

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               0.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              CO
------------------------------------------------------------------------------

                                   SCHEDULE 13D
CUSIP NO.  656863 10 7                                    Page 4 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Hawes Partners          ID #73-1528544
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          Oklahoma
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,122,620
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           16,122,620
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                16,122,620

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [  ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               64.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              PN
------------------------------------------------------------------------------

                                   SCHEDULE 13D
CUSIP NO.  656863 10 7                                    Page 5 of 10 Pages
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Edwin Hugh Hawes II          ID ####-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
          United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                           2,334
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,122,620
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                           2,334
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,122,620
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                16,124,954

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [ ]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               64.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
              IN
------------------------------------------------------------------------------

Item 1.    Security and Issuer.

     Common stock, par value $.01 per share (the "Common Stock"), of North American Gaming and Entertainment Corporation (the "Issuer"), 13150 Coit Road, Suite 1100, Dallas, Texas 75240.

Item 2.    Identify and Background.

     (a)   The names of the persons filing this statement are:
           (i) International Tours, Inc., an Oklahoma corporation ("International Tours");
           (ii)  I.T. Financial Corporation, an Oklahoma corporation ("ITFC");
           (iii) Hawes Partners, an Oklahoma general partnership
                 ("Partners"); and
           (iv)  Edwin Hugh Hawes II ("Hawes").

           A. Keith Weber ("Weber") and Ronald D. Blaylock ("Blaylock") are no longer partners in Partners and Hawes owns 100% of Partners. Consequently, Weber and Blaylock are no longer filing persons under this Schedule 13D.

     (b) The principal business address of the entities, and the residence address of the natural persons, listed in (a), above, are as follows:

          (i) International Tours - 13150 Coit Road, Suite 110, Dallas, Texas 75240

          (ii)  ITFC - 13150 Coit Road, Suite 110, Dallas, Texas  75240

          (iii) Partners -  13150 Coit Road, Suite 110, Dallas, Texas  75240

          (iv)  No change.

          (v)   Weber - is no longer a filing person under this Schedule 13D.

          (vi)  Blaylock - is no longer a filing person under this Schedule 13D.

     (c)  (i)   International Tours - owns travel agencies.

          (ii) ITFC - no longer owns any capital stock of International Tours and is dormant.

          (iii) No change.

          (iv) Hawes - the principal occupation of Hawes is Chairman of the Board and President of International Tours and the Issuer.

          (v)   Weber - is no longer a filing person under this Schedule 13D.

          (vi)  Blaylock - is no longer a filing person under this Schedule 13D.

     (d)  No change.

     (e)  No change.

     (f) No change, except that Weber and Blaylock are no longer filing persons under this Schedule 13D.

Item 3.        Source and Amount of Funds, or Other Consideration.

     On April 3, 2000, International Tours acquired 500,000 shares of Common Stock, at a purchase price of $0.06 per share, from an existing employee in settlement of a bonus and compensation package with such employee. International Tours used working capital to make the purchase. This Amendment No. 3 also reports an additional 43,334 shares of Common Stock owned by ITFC, which was owned by ITFC at the time of the initial filing of this Schedule 13D but which was held in a street name account that ITFC had overlooked until a recent internal audit discovered the street name account. Consequently, ITFC did not realize it owned such shares and had not previously included the ownership of such shares in this Schedule 13D.

Item 4.        Purpose of Transaction.

     No change, except the Issuer did sell the assets of GalaxSea and/or IT Cruise to Travelbyus.com as reported in the Issuer's periodic reports filed under the Securities Exchange Act of 1934 (the "1934 Act"). Additionally, the Issuer is involved in litigation which may be settled by the transfer of certain of the other assets of the Issuer, which has also been described in the Issuer's periodic reports under the 1934 Act. Upon any such settlement and sale, the Issuer plans to pursue other business opportunities outside the gaming industry, rather than liquidating and dissolving, although there can be no assurance that any such opportunities will be forthcoming upon terms acceptable to the Issuer.

Item 5.        Interests in Securities of the Issuer.

     (a) International Tours owns of record and beneficially 15,886,960 shares of Common Stock. Partners beneficially owns 100% of the outstanding shares of International Tours. Hawes owns 100% of Partners. Consequently, the 15,886,960 shares of Common Stock owned of record and beneficially by International Tours may also be deemed to be beneficially owned by each of Partners and Hawes. ITFC no longer owns any capital stock of International Tours. Weber and Blaylock are no longer partners of Partners and are no longer filing persons under this
Schedule 13D.

     ITFC owns of record and beneficially 235,660 shares of Common Stock. Partners beneficially owns 64.97% of ITFC and Hawes is the sole director and president of ITFC. Consequently, the shares owned by ITFC may be deemed to be beneficially owned by each of Partners and Hawes.

     Partners does not directly own any shares of the Issuer.

     In addition to the 16,122,620 shares of Common Stock which may be deemed to be beneficially owned by Hawes through his ownership of Partners, Hawes owns of record and beneficially 2,334 shares of common stock.

     As noted above, Weber and Blaylock are no longer partners of Partners and, therefore, do not beneficially own any of the shares of Common Stock owned by Partners and, therefore, are no longer filing persons under this Schedule 13D.

     (b) International Tours may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock reported in Item 5(a), above, as owned by International Tours.

     ITFC may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned of record by it reported in Item 5(a), above.

     Partners may be regarded as having the shared power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned of record by International Tours and ITFC reported in Item 5(a), above.

     Hawes may be regarded as having the shared power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned of record by International Tours and ITFC reported in Item 5(a), above, and may be regarded as having the sole power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock owned of record by him reported in Item 5(a), above.

     As noted above, Weber and Blaylock are no longer partners of Hawes Partners and, therefore, have no power to vote or to direct the vote of, or to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by Partners reported in Item 5(a), above, and are no longer filing persons under this Schedule 13D.


     (c) There have been no transactions by the reporting persons in the Common Stock during the past 60 days except that International Tours sold 1,500,000 shares of Common Stock on March 15, 2001 at a price of $0.07 per share and sold 500,000 shares of Common Stock on April 5, 2001 at a price of $0.07 per share. The sales were effected in a private transaction and the shares were sold to Daryl N. Snadon, another director of the issuer.

     (d)  No change.

     (e)  No change.

Item 6. Contracts, Understandings or Relationships with Respect to Securities of the Issuer.

     No change.

Item 7.        Material to be Filed as Exhibits.

     Exhibit 1   -  Joint Filing Agreement among the filing persons.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2001                    INTERNATIONAL TOURS, INC.


                                    By:        /s/ Edwin Hugh Hawes, II
                                           ---------------------------------
                                           Edwin Hugh Hawes, II, President

Dated: April 12, 2001                      IT FINANCIAL CORPORATION


                                    By:        /s/ Edwin Hugh Hawes, II
                                            ---------------------------------
                                            Edwin Hugh Hawes, II, President

Dated: April 12, 2001               HAWES PARTNERS


                                    By:        /s/ Edwin Hugh Hawes, II
                                            ----------------------------------
                                            Edwin Hugh Hawes, II, Sole Partner



Dated: April 12, 2001                          /s/ Edwin Hugh Hawes, II
                                            ----------------------------------
                                            Edwin Hugh Hawes, II, Individually

                                                                   Page 10 of 10
                                   Exhibit 1

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k), the undersigned hereby execute this Joint Filing Agreement with respect to filing of a Schedule 13D (Amendment No. 3) with respect to North American Gaming and Entertainment Corporation, and declare that such statement is filed on behalf of each of the undersigned.


Dated: April 12, 2001               INTERNATIONAL TOURS, INC.


                                    By:        /s/ Edwin Hugh Hawes, II
                                            ----------------------------------
                                            Edwin Hugh Hawes, II, President

Dated: April 12, 2001               IT FINANCIAL CORPORATION


                                    By:        /s/ Edwin Hugh Hawes, II
                                            ----------------------------------
                                            Edwin Hugh Hawes, II, President

Dated: April 12, 2001               HAWES PARTNERS


                                    By:        /s/ Edwin Hugh Hawes, II
                                            ----------------------------------
                                            Edwin Hugh Hawes, II, Sole Partner



Dated: April 12, 2001                          /s/ Edwin Hugh Hawes, II
                                            ----------------------------------
                                            Edwin Hugh Hawes, II, Individually